EXHIBIT 4.37

SHARE TRANSFER AGREEMENT
December 25, 2006

Transferor/Party A: Yanjun Song
Transferee/Party B: Beijing Origin Seed Limited

Party A agree to transfer his holdings of RMB 2,391,989 shares of Denong Zhengcheng Seed Limited (2.99% share of the registered capital of RMB 80,000,000), to Party B by a 1:1 ratio commencing from 21st December, 2006. Upon accepting Party A’s shares, Party B shall have relevant rights and obligations, shall not withdraw the foresaid fund in the operation of the company, and shall bear responsibility for breach of faith.

Transferor/Party A: Yanjun Song

Transferee/Party B: Beijing Origin Seed Limited